[DIAS HOLDING, INC. Letterhead]
March 10, 2009
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jonathan Wiggins Staff Accountant

RE:	DIAS HOLDING, INC. Item 4.01 Form 8-K Filed February 10, 2009 File Number 0-51898
Dear Ladies and Gentlemen:
          In connection with our response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated February 11, 2009, regarding DIAS HOLDING, INC.’s (the “Company”) Item 4.01 Form 8-K filed February 10, 2009. We hereby acknowledge that:
          (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
          (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
          (b) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Kindly contact Stephen J. Czarnik at (212) 232-8323 with any questions or comments. I thank you for your attention to this matter.

With kind regards, /s/ Hung-Lang Huang Chairman, Chief Executive Officer, and President